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                      February 1, 2005

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
450 Fifth Street
Washington, DC 20549
Mail Stop 03-03

RE:	Pressure BioSciences, Inc. Schedule TO-C filed September 15, 2004 Schedule TO-I filed December 27, 2004 Schedule 13G filed by Richard Schumacher on March 3, 2004 SEC File No. 5-50285

Ladies and Gentlemen:

        On behalf of Pressure BioSciences, Inc., a Massachusetts corporation (the "Company"), we are submitting herewith by EDGAR transmission the Company's further response to certain of the comments made by the staff of the Securities and Exchange Commission by letter dated January 17, 2005 (the "SEC Comment Letter"), commenting on the documents referenced above.

        This response supplements the Company's previous response to the SEC Comment Letter transmitted by EDGAR on January 21, 2005 together with Amendment No. 1 to Schedule TO-I and Amendment No. 1 to Schedule 13E-3.

        If you have any questions regarding the information in the Company's response, please do not hesitate to call Steven R. London, Esq. (617-856-8313) or Matthew S. Gilman, Esq. (617-856-8236) of Brown Rudnick Berlack Israels LLP.

        Courtesy copies of this letter, the Company's responses and each of the documents being filed, have been sent to Christina Chalk.

Very truly yours,
BROWN RUDNICK BERLACK ISRAELS LLP
By:	/s/ STEVEN R. LONDON Steven R. London Steven R. London, Esq.

Encl.
cc: Christina Chalk, Esq.

PRESSURE BIOSCIENCES, INC.

SCHEDULE 13E-3
AMENDMENT NO. 1 TO SCHEDULE 13E-3
AMENDMENT NO. 1 TO SCHEDULE TO-I

Additional Responses to Comments Set Forth in the Letter of the
Securities and Exchange Commission
Dated: January 17, 2005

Date of Responses: February 1, 2005

        Set forth below are the additional responses of Pressure BioSciences, Inc. ("PBI" or the "Company") to the comments of the staff of the Securities and Exchange Commission (the "SEC") contained in a letter (the "Comment Letter") from the SEC dated January 17, 2005 relating to (i) Schedule TO-C filed by the Company with the SEC on September 15, 2004, (ii) Schedule TO-I filed by the Company with the SEC on December 27, 2004, and (iii) Schedule 13G filed by Richard T. Schumacher with the SEC on March 3, 2004. This response supplements the Company's previous response to the SEC Comment Letter transmitted by EDGAR on January 21, 2005 together with Amendment No. 1 to Schedule TO-I and Amendment No. 1 to Schedule 13E-3. Only those comments for which the SEC has requested additional responses are addressed in this response letter. The numbered paragraphs below refer to the numbered paragraphs in the Comment Letter. For convenience, each of the Company's additional responses is preceded by the text of the comment from the Comment Letter.

Special Factors—Section 2. Background..., page 6

  31.
  SEC Comment. Clarify how and when you arrived at the Offer price of $3.50 per share.

    Company Response.    As described in the Offer to Purchase, on April 8, 2004, the Company's Board of Directors discussed the use of proceeds expected from the sale of assets to SeraCare and the amount of capital believed to be sufficient to operate the Company's remaining business for the near term. At this meeting, the Board initially selected the $3.50 per share price based on a balance of two factors. One factor was the fairness of the price. The second factor was leaving a sufficient amount of cash to continue the Company's remaining pressure cycling technology business. The Board determined that $3.50 per share was an appropriate balance of these two factors because the Board believed that this price not only represented a substantial premium over the Company's recent historical trading price as quoted on the Nasdaq National Market (it represented a 33.0% premium over the trading price as of April 7, 2004), but it also left the Company's remaining pressure cycling technology operations with a sufficient amount of cash to operate its business for the near term. Following the April 8, 2004 meeting and continuing after completion of the SeraCare transaction and through December 20, 2004, the date on which the Board finally determined to commence its issuer tender offer at $3.50 per share for up to 5,500,000 shares of its common stock, the Board continued to review and analyze the use of proceeds from the sale of assets to SeraCare and engaged in a thorough analysis as to the fairness of $3.50 per share offer price. The Company will amend its Schedule TO-I and Schedule 13E-3 to clarify that the selection of $3.50 per share on April 8, 2004 was not a final board determination, but rather only an indication of what the Board believed the Company could offer to its stockholders at that time, and that after the April 8, 2004 meeting and continuing after the closing of the SeraCare transaction and through the December 20, 2004 Board meeting, the Board continued to do more due diligence and analysis to determine whether to engage in the tender offer, how many shares to offer to purchase, and whether $3.50 per share was a fair price.

  32.
  SEC Comment. Expand to more explicitly describe the "transactions contemplated by the asset purchase agreement" that the board approved on April 16, 2004.

    Company Response.    The Company will amend its Schedule TO-I and Schedule 13E-3 to clarify that the transactions contemplated by the asset purchase agreement were the sale of substantially all of the assets of the Company's BBI Diagnostics and BBI Biotech business units and certain transition related matters associated with the sale of assets and specifically enumerated in the asset purchase agreement. The amendment will clarify that these transactions included the transfer of real estate, and the execution and delivery of an escrow agreement, bill of sale, assignments of leases, contract rights, patents and trademarks, assumption of liabilities, and a transition services agreement.

  34.
  SEC Comment. The disclosure in this section concerning the timing of the board's approval of the Offer does not seem to jibe with the disclosure in the Schedule TO-C and the proxy statement related to the SeraCare asset sale. For example, the disclosure here (on page 10) seems to indicate that the board and the special committee continued to consider alternatives to an issuer tender offer well into November 2004; however, as you know, the Schedule TO-C announcing this Offer and the Offer price was filed on September 15, 2004. Please clarify.

    Company Response.    The Company will amend the Schedule TO-I and Schedule 13E-3 to clarify that although it expressed an intention in its proxy statement for the special meeting of stockholders held on September 14, 2004 and in a press release dated September 14, 2004, to use the proceeds from the sale of assets to SeraCare to commence a tender offer to purchase up to 6,000,000 shares of the Company's common stock at a purchase price of $3.50 per share, no final approval to commence a tender offer was made until December 20, 2004. The amendment to the Schedule TO-I and Schedule 13E-3 will make clear that the final approval to commence the tender offer was made only after a number of months in which the Board of Directors continued to review the various uses of the proceeds from the sale to SeraCare, the number of shares to be offered to be purchased and the price to be paid for the shares if the Company proceeded to commence the Offer. As described in response to the staff's comment number 31 above, after a number of months of extensive consideration and analysis, on December 20, 2004, the Board of Directors gave its final approval to commence the Offer on the terms described in the Offer to Purchase.

Certain Effects of the Offer, Page 18

  36.
  SEC Comment. Include the disclosure as to Mr. Schumacher and other affiliates required by Instructions 2 and 3 to Item 1013 of Regulation M-A.

    Company Response.    The Company will amend Schedule TO-I and Schedule 13E-3 to include Mr. Schumacher's current interest in the Company's net book value as of September 30, 2004.

Section 4. Position of the Special Committee, Board of Directors and Filing Persons on the Fairness of the Offer, page 50

  40.
  SEC Comment. Refer to the first paragraph after the bullet points on page 56, where you explain why the board and the special committee did not consider either book value or liquidation value to be relevant valuation methodologies in the context of this transaction. However, if either would have yielded a higher value per share than the Offer price, this fact should be disclosed. Please revise or advise.

    Company Response.    The Company will amend the Schedule TO-I and Schedule 13E-3 to disclose that, as of September 30, 2004, the net book value per share of currently issued and outstanding shares of Common Stock was approximately $3.65. On a fully-diluted basis, taking

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    into account outstanding in-the money stock options, the net book value per share was approximately $3.55. The amendment will advise stockholders that they should consider this information in deciding whether or not to tender in the Offer and whether or not to withdraw previously tendered shares. In the amendment, the Company's Board of Directors, special committee thereof and Mr. Schumacher will also reaffirm their belief that $3.50 per share is fair from a financial point of view to the Company's stockholders for all the reasons described in the Offer to Purchase. As with many transactions, there is a range of values that would be fair to stockholders. The Company's Board of Directors, special committee thereof and Mr. Schumacher, each believe that $3.50 per share is within the range of fairness to those stockholders who decide to tender, and is also fair to those stockholders who do not tender because the Company expects its remaining cash will be sufficient to enable the Company to continue as a ongoing business through March 2006, at which time (as described in numerous places in the Offer to Purchase) the Company may need to raise additional funds through debt or equity financing. As described in the Offer to Purchase, some of these additional funds may come from any remaining portion of the funds being held in escrow that may be released to the company in March 2006.

Transactions, Negotiations and Agreements with Directors and Executive Officers, page 60

  44.
  SEC Comment. Explain your statement (at the top of page 61) that Mr. Schumacher was terminated in February 2003 due to "personal financial reasons." Were these reasons "personal" to him or to the Pressure Biosciences? Do they relate to the company's loan guaranties and loans receivable from Mr. Schumacher? Please elaborate.

    Company Response.    The Board of Directors has always expressed that the reasons for terminating Mr. Schumacher were due to Mr. Schumacher's "personal financial" issues. The remaining members of the Board of Directors who were on the Board of Directors at the time of Mr. Schumacher's termination have confirmed that the reason for Mr. Schumacher's termination was the Company's $1.0 million cash pledge being taken by the financial institution to satisfy in part Mr. Schumacher's obligation to the financial institution to which Mr. Schumacher remains indebted.

Acknowledgement by Filing Persons:

Each filing person identified below acknowledges that the adequacy and accuracy of the disclosure in the filings described herein is the responsibility of the filing person(s) for the applicable filings. Each of the filing persons acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Each of the filing persons also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PRESSURE BIOSCIENCES, INC.

By: /s/ Richard T. Schumacher
Name: Richard T. Schumacher
Title: President and Chief Executive Officer

/s/ Richard T. Schumacher
Richard T. Schumacher, as a filing person of
Schedule 13E-3 and Schedule 13G

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PRESSURE BIOSCIENCES, INC.